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                               January 22, 2024

       Michael Prevoznik
       Chief Financial Officer
       BTCS Inc.
       9466 Georgia Avenue #124
       Silver Spring, MD 20910

                                                        Re: BTCS Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2023
                                                            File No. 001-40792

       Dear Michael Prevoznik:

              We have reviewed your October 16, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 21,
       2023 letter.

       Form 10-K for the Fiscal Year Ended Year Ended December 31, 2022

       General

   1. We note your response to prior comment 1. We continue to consider your response and may have further
comments.
   2. Refer to your response to prior comment 2. In your response letter, you state that your business should be
viewed as "more akin to that of a service provider that supplies computer hardware or
software," and that you, therefore, do not engage with the crypto assets in such a way
that the identification of crypto assets as securities will impact your business,
financial condition and results of operations. Further, you state that you have determined that
how you account for the crypto assets you hold will not change as you believe that,
"despite certain crypto assets being identified as securities by the
                                                        SEC, they do not meet
the definition of a security under U.S. GAAP pursuant to ASC because the
decentralization of the blockchains will result in the participation of the digital
 Michael Prevoznik
FirstName
BTCS Inc. LastNameMichael Prevoznik
Comapany
January 22,NameBTCS
           2024       Inc.
January
Page 2 22, 2024 Page 2
FirstName LastName
         assets no longer being linked to participation in property or an entity." In future filings, please add risk factor disclosure addressing the risks and limitations of your determinations, including that they are risk-based judgments and not a legal standard or determination binding on any regulatory body or court. Also address the risks to your business, financial condition and results of operations if a regulatory body or court finds that your conclusions are incorrect.
3. We note your response to prior comment 8 and reissue in part. In your response, please (i)
         include your calculation under section 3(a)(1)(C) of the Investment Company Act, identifying each constituent part of the numerator and denominator and
(ii) identify the
         assets that you treat as    cash items    for purposes of your
analysis.
Business
Our Business, page 3

4. Refer to your response to prior comment 11. In future filings, please include a more detailed description of the nature of your staking services, including the specifics of how the staking process operates on StateSeeker's Stake Hub. In this regard, we note your
         disclosure on page 3 that "StakeSeeker   s Stake Hub is central to
BTCS   s growth strategy,
         allowing users to Delegate their crypto assets to the Company   s
validator nodes."
         Disclose how the arrangements with users of the platform are structured, and clarify whether your platform only allows users to stake or delegate their crypto assets to your validator nodes or if the platform allows users to stake to third-party validators using Stake Hub. In this regard, we note your response to comment 17 in which you say that "crypto asset holders can delegate to validator nodes not operated by the Company and sign up for StakeSeeker to utilize [y]our software." Also, in future filings, please include the Token Rewards Production table you include in response to comment 26. To the extent that you do not earn revenues from certain users or for certain services, so state in future filings. In this regard, we note your response to comment 9 that "BTCS operates the StakeSeeker platform, which is currently a free-to-use personal finance software and informational website."
5. Refer to your response to prior comment 14. In future filings, please clarify that you self-
         custody your crypto assets, disclose what portion of your crypto assets you hold in hot wallets and cold wallets, whether you hold your private keys in cold storage and whether you have insurance that covers the loss of your crypto assets. In this regard, we note the first and second risk factors on page 28.
6. Refer to your response to prior comment 17. In future filings, please disclose how you calculate the estimated staking rewards that you include on your platform.
7. Refer to your response to prior comment 22. Please revise to disclose the functionality of
         Stake Hub on your Stateseeker platform. In addition please describe your policies and procedures for ensuring that your business operations are in compliance with the federal securities laws related to the decision to add functions, services and crypto assets to your
 Michael Prevoznik
FirstName
BTCS Inc. LastNameMichael Prevoznik
Comapany
January 22,NameBTCS
           2024       Inc.
January
Page 3 22, 2024 Page 3
FirstName LastName
         crypto asset platform.
Risks Related to Crypto Assets
A particular crypto asset's status as a security, page 19

8. Refer to your response to prior comment 31. In future filings, please revise to balance the proposed disclosure by, for example, disclosing that the legal tests to determine whether a crypto asset is a security has been established by the U.S. Supreme Court case law and that the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws. In addition, please explain what you mean by the statement that refers to
         "murky legal issues."
Note 3. Summary of Significant Accounting Policies
Crypto Assets Translations and Remeasurements, page F-9

9. We note your response to prior comment 37. Please tell us, and revise future filings as requested, to address the following:
             Quantify rewards earned for productive assets included in "crypto assets" and "staked crypto assets;" and
             Your accounting for all three of your crypto line items, including your accounting for them as productive/non-productive characterizations, staked/non-staked, and their relevant lock-up periods.
10. We note your response to prior comment 37 and your disclosures on page 14 in your
         December 31, 2022 Form 10-K and page 27 in your September 30, 2023 Form 10-Q that you view your crypto as long-term holding that is not held for regular trading, and that the
         Company   s cash position and liquid crypto assets are sufficient to support its daily
         operations over the next twelve months. As most of your crypto assets are recorded as current assets on your Balance Sheet, please reconcile these disclosures for us and tell us how your classification of cryptocurrencies as current assets is consistent with the definition of current assets in ASC 210-10-20.
Form 10-Q for the quarterly period ended September 30, 2023 filed November 9,
2023

Unaudited Condensed Financial Statements
Note 3 - Summary of Significant Accounting Policies
Stablecoins, page 9

11. We note your disclosure on page 9 that you hold stablecoin, but the accounting for it is unclear. Please tell us, and revise future filings, to address the following:
             Quantify stablecoins that are USDT (Tether) and USDC (USD Coin); Clarify your accounting for USDT and USDC specifically whether you believe each
             coin is an indefinite-lived intangible asset under ASC 350 or financial asset under
             ASC 825; and
 Michael Prevoznik
BTCS Inc.
January 22, 2024
Page 4
                Tell us whether you have a Circle Mint account and whether you can redeem
              USDC for US fiat.
Revenue Recognition, page 9

12. Please tell us, and revise future filings, to quantify revenue from running your own crypto asset validator nodes as well as revenue by staking crypto assets on nodes run by third-
         party operators. Please quantify in all periods presented. Please also tell us whether and to what extent you have generated any revenue from your Staking-as-a-service business.
ITEM 2. Managements Discussion and Analysis of Financial Condition and Results of
Operations
Company Overview, page 22

13. Please revise your quarterly crypto asset tables to disaggregrate revenue by the coin on which it is earned.
       Please contact Bonnie Baynes at 202-551-4924 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameMichael Prevoznik                           Sincerely,
Comapany NameBTCS Inc.
                                                              Division of
Corporation Finance
January 22, 2024 Page 4                                       Office of Crypto
Assets
FirstName LastName